TransAlta announces third quarter results; remains on-track to deliver low double digit earnings per share growth for the year

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Comparable* earnings per share of $0.32 the same as last year; year-to-date comparable earnings per share of $1.06, an increase of 32 per cent over last year

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Cash flow from operations of $202 million in the quarter; year-to-date cash flow from operations of $610 million

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Balance sheet and financial ratios remain strong; $1.0 billion in available liquidity

CALGARY, Alberta (Oct. 30, 2008) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings for the third quarter 2008 of $0.32 per share ($62 million) versus $0.32 per share ($64 million) for the same period in 2007.  Net earnings for the third quarter 2008 were $0.31 per share ($61 million) compared to $0.33 per share ($66 million) in the third quarter of 2007.

Cash flow from operations for the three months ended Sept. 30, 2008 increased $46 million to $202 million due to higher cash earnings and an additional Alberta power purchase arrangement (PPA) payment.

As a result of solid earnings, cash flow, and contract coverage, as well as disciplined capital allocation, TransAlta’s balance sheet and financial ratios remain strong and it maintains stable investment grade credit ratings. TransAlta has $2.2 billion of committed and uncommitted credit facilities, and as of Sept. 30, 2008, $1.0 billion was available.

Improvements in the third quarter of 2008 gross margins were driven by lower planned outages at Alberta Thermal and favorable contractual pricing in both Alberta and the Pacific Northwest. These gains were offset by higher unplanned outages at Alberta Thermal and an increase in maintenance related costs.

“Despite very challenging financial market conditions we remain on track to deliver on our goal of low double digit earnings per share growth for the year," said Steve Snyder, President and CEO. "Today’s market environment requires extra prudence when it comes to cash management. We will continue to focus on operational excellence and cost management, remain disciplined on capital expenditures and maintain our financial strength and flexibility.”

For the nine months ended Sept. 30, 2008, comparable earnings increased 32 per cent to $1.06 per share ($210 million) versus $0.80 per share ($162 million) in the first nine months of 2007. For the nine months ended Sept. 30, 2008, net earnings were $0.71 per share ($141 million) versus $0.88 per share ($179 million) for the same period of 2007.   Year-to-date net earnings are lower due to the after-tax equity loss of $65 million related to the write-down of TransAlta’s Mexico business.

For the nine months ended Sept. 30, 2008 cash flow from operations was $610 million, compared to $655 million for the same period in 2007. Cash flow year-to-date was lower mainly due to higher contractually scheduled PPA revenues from 2006 having been carried into the first quarter of 2007 together with higher inventories at our thermal plants.

Fleet availability for the three months ended Sept. 30, 2008 increased to 86.0 per cent compared to 85.1 per cent achieved in the third quarter of 2007. The increase in fleet availability was due to lower planned outages at Alberta Thermal and lower derates at Centralia Thermal, partially offset by higher unplanned outages at Alberta Thermal and Centralia Thermal. Availability for the nine months ended Sept. 30, 2008 was 85.7 per cent, in-line with 2007.

Subsequent Events

TransAlta announced on Oct. 8, 2008 it had successfully completed the sale of its Mexican business to InterGen, for a sale price of USD$303.5 million. The sale is accretive to earnings. Upon closure, the company stated its intention was to use up to CDN$200 million of the sale proceeds to repurchase shares under its normal course issuer bid (NCIB), which expires on May 5, 2009.  Given the current unprecedented level of volatility in the financial markets, TransAlta has decided to suspend purchases under its NCIB at this time in order to maintain maximum financial flexibility and to gain a better understanding of where markets may settle. TransAlta will re-evaluate financial market conditions in January to determine the best use of cash resources going forward.

On Oct. 10, 2008, the Genesee 3 plant, a 450 megawatt (MW)  joint venture with EPCOR       (225 MW net ownership interest), experienced an unplanned outage as a result of a turbine blade failure.  EPCOR, the plant operator, is working diligently to return the unit to service by the end of November. The root cause is under investigation. TransAlta is working closely with EPCOR and will assist in any way it can.  As a result of the event, TransAlta’s fourth quarter production is expected to be reduced by approximately 280 GWh and net income is anticipated to decline by $13 - $16 million ($0.07 - $0.08 earnings per share). TransAlta will update investors if there is any material change to the current plan and estimates.

*Presenting comparable earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of this non-GAAP financial measure can be found beginning on page 24 of the MD&A.

Third Quarter 2008 Highlights:

In millions, unless otherwise stated	3 months ended Sept. 30, 2008	3 months ended Sept. 30, 2007	9 months ended Sept. 30, 2008	9 months ended Sept. 30, 2007
Availability (%)	86.0	85.1	85.7	85.6
Production (GWh)	12,357	12,761	36,235	36,955
Revenue ($MM)	791	711	2,302	1,992
Gross margin ($MM)[1]	398	375	1,207	1,109
Operating income ($MM) [1]	124	128	406	357
Net earnings ($MM)	61	66	141	179
Comparable earnings ($MM) [1]	62	64	210	162
Basic and diluted earnings per share ($)	0.31	0.33	0.71	0.88
Comparable earnings per share ($)	0.32	0.32	1.06	0.80
Cash flow from operations ($MM)	202	156	610	655

1 Gross margin, operating income, and comparable earnings are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 24 of the MD&A.

The complete third quarter report for 2008, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of TransAlta’s website: www.transalta.com.

TransAlta will hold a conference call and webcast at 9 a.m. Mountain (11 a.m. Eastern) today to discuss third quarter 2008 results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brian Burden, Executive Vice-President and CFO, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:
For local Calgary participants – (403) 269-4703
For local Toronto participants – (416) 883-7132

Toll-free North American participants – 1-888-205-4499
Participant pass code –  26326#

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-245-4531 with TransAlta pass code 722775#. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

  Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President,

Phone:  (403) 267-7330

Communications and Investor Relations

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-7622

Phone:  1-800-387-3598 in Canada and U.S.

E-mail:  investor_relations@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone:  (403) 267-3607

E-mail:  investor_relations@transalta.com